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                                           SECURITIES AND EXCHANGE COMMISSION                          COMMISSION FILE NUMBER
                                                Washington, D.C. 20549                                          0-27494
                                                                                                    -----------------------------
                                                                                                    -----------------------------
                                                      FORM 12b-25                                            CUSIP NUMBER
                                                                                                              G34874100
                                                                                                    ----------------------------
                                             NOTIFICATION OF LATE FILING
                                                                               .
(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR



     For Period Ended: June 30, 2001
                       ---------------------------------------------------------------------------------------------------------

     [ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K


     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

              Silverstar Holdings, Ltd.
____________________________________________________________________________________________________________________________________
Full Name of Registrant


              Leisureplante Holdings, Ltd.
____________________________________________________________________________________________________________________________________
Former Name if Applicable


              Clarendon House, Church Street
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)


              Hamilton HM CX, Bermuda
____________________________________________________________________________________________________________________________________
City, State and Zip Code

                                                 PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

          (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable effort or expense;

  |x|     (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth calendar day following the prescribed due date; and

          (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                       PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period.

                                                          SEE ATTACHMENT A

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                                                     PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Clive Kabatznik                                    561                                    479-0040
    ____________________________________________  _______________________________  _________________________________________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  | | No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  | | No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

                                                          SEE ATTACHMENT B

====================================================================================================================================

                                                    Leisureplante Holdings. Ltd.
                                        ____________________________________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date September 28, 2001                                                      By /s/ Clive Kabatznik
     ----------------------                                                     -----------------------
                                                                                Clive Kabatznik, President, Vice Chairman, Chief
                                                                                Executive Officer, Chief Financial Officer, Director
                                                                                and Controller
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                                  ATTACHMENT A

                              PART III - NARRATIVE

The Registrant's Annual Report on Form 10-KSB for the year ended June 30, 2001 could not be filed within the prescribed time period because the Registrant has not finalized all of its accounting matters in connection with its South African operating subsidiary. As a result, the financial statements of the Registrant for the fiscal year ended June 30, 2001 and the notes thereto, have not yet been completed.
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                                  ATTACHMENT B

                          PART IV - OTHER INFORMATION


The Registrant anticipates reporting that the results of operations for the fiscal year ended June 30, 2001 have substantially changed as compared with the results of operations for the fiscal year ended June 30, 2000. The Company has disposed its South African operating subsidiaries which are being classified as discontinued operations, and closed its internet travel services company. As a result, revenue for the year ended June 30, 2001 is anticipated to be $1.1 million and net loss for the fiscal year ended June 30, 2001 is anticipated to be approximately $5 million.